Exhibit 99.1

EKSPORT FINANS

NORWAY

PRESS RELEASE

August 16, 2012

High net interest income for Eksportfinans in the first half-year of 2012

Eksportfinans performed well and according to plan in the first half-year of 2012, with net interest income of NOK 709 million, compared to NOK 732 million for the first six months of 2011.

Results

Comprehensive income was negative NOK 8,050 million for the first half-year of 2012 due to a significant market price increase of Eksportfinans’ own debt. This led to a reduction of the related accumulated unrealized gains in the balance sheet, which in turn resulted in a corresponding unrealized loss in the income statement. Comprehensive income for the first six months of last year was NOK 110 million.

Profit excluding unrealized gains and losses and losses hedged by the Portfolio Hedge Agreement amounted to NOK 470 million in the first half-year of 2012, compared to NOK 434 million for the same period of 2011.

Business activities

On July 1, 2012 Eksportfinans finalized the process of adapting the organization to the situation where the state-owned company Export Credit Norway (Eksportkreditt Norge AS) took over the Norwegian export financing scheme that has been handled by Eksportfinans since 1978.

From the same date, the agreement to arrange new loans on behalf of the Norwegian Ministry of Trade and Industry expired according to plan. The Company continues to manage its existing portfolio of assets, liabilities and commitments.

Investor conference call

On Thursday August 16, 2012, at 10 am New York / 3 pm London / 4 pm CET, Eksportfinans will hold a conference call following the release of the first half-year figures. See below for dial-in options.

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2012 total assets amounted to almost NOK 200 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

EKSPORT FINANS
NORWAY

Key figures:

	First half-year 2012	First half-year 2011
New loans disbursed	NOK 0.9 billion	NOK 14.8 billion
New bond debt issued	NOK 0.0 billion	NOK 33.7 billion
Total assets at end of period	NOK 182.5 billion	NOK 205.6 billion
Core capital adequacy at end of period	19.6 %	13.6 %
Capital adequacy at end of period	23.2 %	17.2 %
Net interest income	NOK 709 million	NOK 732 million
Profit/(loss) for the period	NOK (8,050) million	NOK 110 million
Profit excluding unrealized gains/losses on financial instruments and excluding losses covered by PHA	NOK 470 million	NOK 434 million

Eksportfinans' first half-year report 2012 and other financial reports are available at www.eksportfinans.no.

Investor conference call dial-in options:
Thursday August 16, 2012, at 10am NY / 3pm London / 4pm CET

Please join by calling:

- Local - Japan: +81 (0)3 5767 9622
- Local - Norway: +47 2156 9645
- Local - Singapore: +65 3158 1132
- Local - Switzerland: +41 (0)22 592 7554
- Local - UK: +44 (0)20 3147 4972
- Local - USA: +1 212 444 0891

The call will be recorded and a replay made available.

For further information, please contact:

President and CEO Gisèle Marchand,
tel: +47 22 01 23 70 / +47 415 17 489,
e-mail: gma@eksportfinans.no

EVP Direcor of Staff Elise Lindbæk,
tel: +47 22 01 22 64 / +47 905 18 250,
e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,
tel: +47 22 01 23 05 / +47 900 92 326,
e-mail: goo@eksportfinans.no

For more information on Eksportfinans, please go to www.eksportfinans.no.

Forward-looking statements

The statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.